CUSIP NO. 04351P101	13D	Page 1 of 18

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Ascendis Pharma A/S

(Name of Issuer)

American Depositary Shares representing Ordinary Shares of Ascendis Pharma A/S

(Title of Class of Securities)

04351P101

(CUSIP Number)

Nathalie Auber

Sofinnova Investments, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, CA  94063

(650) 463-5243

December 21, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04351P101	13D	Page 2 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners IX, L.P. (“SVP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,479,514 Ordinary Shares (including 1,498,538 Ordinary Shares represented by 1,498,538 American Depositary Shares (“ADSs”)), except that Sofinnova Management IX, L.L.C. (“SM IX”), the general partner of SVP IX, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Dr. Anand Mehra (“Mehra”), the managing members of SM IX, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
2,479,514 Ordinary Shares (including 1,498,538 Ordinary Shares represented by 1,498,538 ADSs), except that SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power and Powell, Healy, and Mehra, the managing members of SM IX, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,479,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.9%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 04351P101	13D	Page 3 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management IX, L.L.C. (“SM IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,479,514 Ordinary Shares (including 1,498,538 Ordinary Shares represented by 1,498,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell, Healy, and Mehra, the managing members of SM IX, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
2,479,514 Ordinary Shares (including 1,498,538 Ordinary Shares represented by 1,498,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell, Healy, and Mehra, the managing members of SM IX, may be deemed to have shared dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,479,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.9%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 04351P101	13D	Page 4 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		2,479,514 Ordinary Shares (including 1,498,538 Ordinary Shares represented by 1,498,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell, a managing member of SM IX, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		2,479,514 Ordinary Shares (including 1,498,538 Ordinary Shares represented by 1,498,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,479,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.9%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 04351P101	13D	Page 5 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,541 Ordinary Shares (including 52,541 Ordinary Shares subject to warrants exercisable within 60 days).
8	SHARED VOTING POWER
		2,479,514 Ordinary Shares (including 1,498,538 Ordinary Shares represented by 1,498,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Healy, a managing member of SM IX and director of the Issuer, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER 52,541 Ordinary Shares (including 52,541 Ordinary Shares subject to warrants exercisable within 60 days).
10	SHARED DISPOSITIVE POWER
		2,479,514 Ordinary Shares (including 1,498,538 Ordinary Shares represented by 1,498,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Healy, a managing member of SM IX and a director of the Issuer, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,532,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.0%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 04351P101	13D	Page 6 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Anand Mehra (“Mehra”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		2,479,514 Ordinary Shares (including 1,498,538 Ordinary Shares represented by 1,498,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Mehra, a managing member of SM IX, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		2,479,514 Ordinary Shares (including 1,498,538 Ordinary Shares represented by 1,498,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Mehra, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,479,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.9%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 04351P101	13D	Page 7 of 18

Statement on Schedule 13D

This Amendment No. 3 (“Amendment No. 3”) amends and restates the statement on Schedule 13D initially filed on January 27, 2015 and amended on September 9, 2015 and on October 19, 2016 (as amended, the “Original Schedule 13D”), relates to the beneficial ownership of ordinary shares (“Ordinary Shares”) of Ascendis Pharma A/S, a public limited liability company organized under the laws of the Kingdom of Denmark (“Issuer”) and is being filed to reflect entry into a plan to distribute American Depositary Shares representing Ordinary Shares compliant with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Sofinnova Venture Partners IX, L.P., a Delaware limited partnership (“SVP IX”). This Amendment No. 3 is being filed by SVP IX, Sofinnova Management IX, L.L.C., a Delaware limited liability company (“SM IX”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Dr. Anand Mehra (“Mehra” and collectively with SVP IX, SM IX, Powell, and Healy, the “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)          The class of equity securities to which this statement relates is the American Depositary Shares of the Issuer.

(b)          The Issuer’s principal executive offices are located at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)          The persons and entities filing this Schedule 13D are SVP IX, SM IX, Powell, Healy, and Mehra. SM IX, the general partner of SVP IX, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP IX.

(b)          The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)          The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP IX is to make investments in private and public companies, and the principal business of SM IX is to serve as the general partner of SVP IX. Powell, Healy and Mehra are the managing members of SM IX. Healy is a director of the Issuer.

(d)          During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          SVP IX is a Delaware limited partnership. SM IX is a Delaware limited liability company. Powell, Healy, and Mehra are U.S. citizens.

CUSIP NO. 04351P101	13D	Page 8 of 18

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 27, 2014, SVP IX entered into a preference D investment agreement pursuant to which SVP IX acquired from the Issuer an aggregate 1,226,768 shares of preference D shares for a purchase price of $9.7818 per share, or $12,000,010.43 in the aggregate.

In connection with the closing of the Issuer’s initial public offering of Ordinary Shares (“IPO Offering”), the preference D shares automatically converted on a one-for-one basis into 1,226,768 Ordinary Shares.

On January 28, 2015, SVP IX purchased 222,223 ADSs at $18.00 per ADS in the IPO Offering, or $4,000,014.00 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on January 28, 2015 with the Securities and Exchange Commission (the “IPO Prospectus”).

On August 27, 2015 SVP IX acquired 254,208 Ordinary Shares from certain employees of the Issuer at a price of $15.5892 per share or $3,962,899.35 in the aggregate. The Ordinary Shares were purchased with a block discount of 17.5% to the Average Closing Price for the five (5) trading days prior to the transaction.

On December 18, 2015, Healy was granted warrants from the Issuer to purchase 35,000 Ordinary Shares at a subscription price of $16.99 per Ordinary Share. 1/48th of the Ordinary Shares covered by the warrants are exercisable on each monthly anniversary of the date of the initial grant.

On October 19, 2016, SVP IX acquired 526,315 ADSs at $19.00 per ADS in an offering of ADSs by the Issuer (the “Secondary Offering”), or $9,999,985.00 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on October 19, 2016 with the Securities and Exchange Commission.

On December 14, 2016, Healy was granted warrants from the Issuer to purchase 15,000 Ordinary Shares at a subscription price of $20.67 per Ordinary Share. 1/24th of the Ordinary Shares covered by the warrants are exercisable on each monthly anniversary of the date of the initial grant.

On September 27, 2017, SVP IX acquired 250,000 ADSs at $35.5372 per ADS in an offering of ADSs by the Issuer, or $8,884,291.32 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on September 28, 2017 with the Securities and Exchange Commission.

On December 12, 2017, Healy was granted warrants from the Issuer to purchase 15,000 Ordinary Shares at a subscription price of $37.18 per Ordinary Share. 1/24th of the Ordinary Shares covered by the warrants are exercisable on each monthly anniversary of the date of the initial grant.

On December 11, 2018, Healy was granted warrants from the Issuer to purchase 13,000 Ordinary Shares at a subscription price of $62.17 per Ordinary Share. 1/24th of the Ordinary Shares covered by the warrants are exercisable on each monthly anniversary of the date of the initial grant.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP NO. 04351P101	13D	Page 9 of 18

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional ADSs and/or retain and/or sell all or a portion of the ADSs held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the ADSs held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the ADSs, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

On December 21, 2018, SVP IX entered into a Distribution Plan that complies with Rule 10b5-1 promulgated under the Exchange Act with Jefferies LLC (the “Rule 10b5-1 Plan”), incorporated herein as Exhibit H. Pursuant to the Rule 10b5-1 Plan up to a certain number of shares of ADSs may be distributed by SVP IX to its limited partners over a set period of time provided that the terms and conditions of the Rule 10b5-1 Plan are met.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)       Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 42,093,493 Ordinary Shares outstanding as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on December 14, 2018 (including any Ordinary Shares represented by ADSs).

(c)          Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)          Under certain circumstances set forth in the limited partnership agreement of SVP IX, the general partner and limited partners of SVP IX may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the acquisition of the preferred stock of the Issuer, certain Reporting Persons and certain other investors entered into an amended and restated shareholders’ agreement. The amended and restated shareholders’ agreement provides for, among other things, a right of first refusal in favor of the Issuer’s shareholders and certain anti-dilution protections for holders of the Issuer’s preference C and preference D shares. The amended and restated shareholders’ agreement automatically terminated upon the closing of the IPO Offering. The amended and restated shareholders’ agreement is more fully described in the IPO Prospectus and incorporated herein by reference.

Pursuant to a Lock-Up Agreement entered into with Merrill Lynch, Pierce, Fenner & Smith Incorporated in connection with the IPO Offering, the Reporting Persons are subject to a Lock-Up Period (as defined in the Lock-Up Agreement) commencing on January 28, 2015 and ending on the date that is 180 days from the date of the IPO Prospectus, during which the Reporting Persons have agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Ordinary Shares or securities convertible into or exchangeable or exercisable for any Ordinary Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares.

CUSIP NO. 04351P101	13D	Page 10 of 18

The Reporting Persons are party to a Registration Rights Agreement among the Issuer, the Reporting Persons and other shareholders (the “Registration Rights Agreement”). Subject to the terms of the Registration Rights Agreement, holders of Ordinary Shares having registration rights can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The form of Registration Rights Agreement described in Item 6, was filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and is incorporated herein by reference.

Healy, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the IPO Prospectus and incorporated herein by reference.

In connection with the August 27, 2015 acquisition of the Ordinary Shares of the Issuer, certain of the Reporting Persons entered into share transfer agreements with certain employees of the Issuer. The share transfer agreements provided for the Reporting Persons to obtain all rights to the Ordinary Shares effective August 27, 2015.

In connection with the Secondary Offering, J.P. Morgan Securities LLC (“J.P. Morgan”), Merrill Lynch, Pierce, Fenner & Smith Inc. (“Merrill Lynch”), Credit Suisse Securities (USA) LLC (“Credit Suisse”), Healy and SVP IX entered into a lock-up letter agreement (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, without the prior written consent of J.P. Morgan, Merrill Lynch and Credit Suisse, Healy and SVP IX will not for a period of 60 days from the date of the Issuer’s prospectus relating to the Secondary Offering (the “Lock-Up Period”) (1) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any ADSs or Ordinary Shares or any other securities so owned convertible into or exercisable or exchangeable for ADSs or Ordinary Shares (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any Lock-Up Securities, or (2) enter into any swap or other transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs, Ordinary Shares or such other securities, in cash or otherwise. After the Lock-Up Period expires, Healy’s and SVP IX’s Ordinary Shares and ADSs will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act and other applicable U.S. securities laws.  The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit G and incorporated herein by reference. The form of which was filed on October 24, 2016 as Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Form 6-K (File No. 001-36815), and is incorporated herein by reference.

On December 21, 2018, SVP IX entered into the Rule 10b5-1 Plan, incorporated herein as Exhibit H. Pursuant to the Rule 10b5-1 Plan up to a certain number of shares of ADSs may be distributed by SVP IX to its limited partners over a set period of time provided that the terms and conditions of the Rule 10b5-1 Plan are met.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on January 16, 2015 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050).
EXHIBIT D	Form of Registration Rights Agreement described in Item 6, filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.
EXHIBIT E	Form of Indemnification Agreement for board members and senior management, filed on January 16, 2015 as Exhibit 10.5 to the Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.
EXHIBIT F	Form of Share Transfer Agreement entered into by and among the Reporting Persons and certain employees of the Issuer with respect to the acquisition of Ordinary Shares of the Issuer.
EXHIBIT G	Form of Lock-Up Agreement entered into by and among the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on October 24, 2016 as Exhibit 1.1 to the Issuer’s Form 6-K (File No. 001-36815).
EXHIBIT H	Rule 10b5-1 Distribution Plan between Sofinnova Venture Partners IX, L.P. and Jefferies LLC dated December 21, 2018.[1]

1 Portions of this exhibit have been redacted pursuant to a confidential treatment request filed with the Securities and Exchange Commission.

CUSIP NO. 04351P101	13D	Page 11 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 11, 2019

SOFINNOVA VENTURE PARTNERS IX, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT IX, L.L.C.,
a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 04351P101	13D	Page 12 of 18

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney
C	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on January 16, 2015 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050).
D	Form of Registration Rights Agreement described in Item 6, filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.
E	Form of Indemnification Agreement for board members and senior management, filed on January 16, 2015 as Exhibit 10.5 to the Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.
F	Form of Share Transfer Agreement entered into by and among the Reporting Persons and certain employees of the Issuer with respect to the acquisition of Ordinary Shares of the Issuer.
G	Form of Lock-Up Agreement entered into by and among the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on October 24, 2016 as Exhibit 1.1 to the Issuer’s Form 6-K (File No. 001-36815).
H	Rule 10b5-1 Distribution Plan between Sofinnova Venture Partners IX, L.P. and Jefferies LLC dated December 21, 2018.[2]

2 Portions of this exhibit have been redacted pursuant to a confidential treatment request filed with the Securities and Exchange Commission.

CUSIP NO. 04351P101	13D	Page 13 of 18

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the American Depositary Shares of Ascendis Pharma A/S shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: January 11, 2019

SOFINNOVA VENTURE PARTNERS IX, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT IX, L.L.C.,
a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 04351P101	13D	Page 14 of 18

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-in-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.

CUSIP NO. 04351P101	13D	Page 15 of 18

EXHIBIT F

Form of Share Transfer Agreement

SHARE TRANSFER NOTE

Seller:	[ ] [ ] [ ] (“Seller”)
Buyer:	[ ] [ ] [ ] (“Buyer”)
Shares:

On the terms and conditions set out herein, the Seller hereby sells to Buyer and Buyer hereby purchases from Seller nominal DKK [ ] shares (“Shares”, individually “Share”) in

Ascendis Pharma A/S

Tuborg Boulevard 12

2900 Hellerup

CVR-no. 29 91 87 91

(“Company”)

Take-over Date:	The Shares are acquired by Buyer on 27 August 2015 (“Take-over Date”) and Buyer obtains all rights related to the Shares from the Take-over Date.
Purchase Price:

The purchase price amounts to USD [ ] per Share.

The purchase price shall be deposited at the following escrow account with the law firm [__________] at the latest three business days from the Take-over Date:

Danske Bank, Holmens Kanal 2, 1090 København K

Reg.no [____] Account no. [__________]

IBAN [___________________]

SWIFT-BIC: [_________]

Reference: [_______________]

The purchase price shall be automatically released from escrow to the Seller upon registration of the Buyer as owner of the Shares in the Company´s share register.

CUSIP NO. 04351P101	13D	Page 16 of 18

Warranties:

The Seller makes the following representations and warranties to the Buyer:

i)    Seller has the right, power and authority to execute, deliver and perform the transaction contemplated hereby and the consummation of the transactions hereby have been duly and validly authorized by all necessary corporate action on the part of the seller and the valid and binding obligations, enforceable in accordance with its terms;

ii)   Seller is the sole record and beneficial owner of the Shares and has good and valid title thereto, free and clear of any liens, pledges, encumbrances, or other rights of third parties;

iii)  Seller has the full right and capacity to transfer the complete title to the Shares, which are duly authorized, validly issued and fully paid in. Upon completion of this agreement, the Buyer will receive good valid and marketable title to the Shares free and clear from liens, pledges, encumbrances or other rights of third parties.

Law and venue:

This agreement shall be governed and construed in accordance with Danish law.

Any dispute arising out of or in connection with this Agreement shall – where such dispute cannot be settled amicably – be decided with final and binding effect by arbitration in accordance with the rules of procedure of ICC. The arbitral tribunal shall be composed of one arbitrator appointed by the arbitration institute. The venue of the arbitration shall be Copenhagen.

Signatures appear on next page

CUSIP NO. 04351P101	13D	Page 17 of 18

SIGNATURE PAGE

Date:	Date:
For Seller:	For Buyer:

CUSIP NO. 04351P101	13D	Page 18 of 18

EXHIBIT H

Rule 10b5-1 Partnership Distribution Plan

This Rule 10b5-1 Partnership Distribution Plan is entered into on December 21, 2018 (this “10b5-1 Plan”) between Sofinnova Venture Partners IX, L.P. (“SVP”) and Jefferies LLC (“Jefferies”), acting as agent for SVP.

Recitals

A.           This 10b5-1 Plan is entered into between SVP and Jefferies for the purpose of establishing a distribution plan that is intended by SVP to comply with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

B.           SVP is establishing this 10b5-1 Plan in order to effect a pro rata distribution, without consideration therefor, to the partners of SVP (the “Partners”) of an aggregate of [***]1 American Depositary Shares representing Ordinary Shares (the “ADS”), of Ascendis Pharma A/S (the “Issuer”) held by SVP, in accordance with terms and conditions set forth herein (the “Distribution”).

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the parties hereto hereby agree as follows:

Article I
SVP’s Representations, Warranties and Covenants

SVP represents, warrants and covenants to Jefferies as follows:

1.1           As of the date hereof, neither SVP nor any of its affiliates (which, for the avoidance of doubt, shall exclude limited partners of SVP solely in their capacities as such) is aware of any material nonpublic information concerning the Issuer or its securities. SVP is entering into this 10b5-1 Plan in good faith and not as part of a plan or scheme to evade compliance with the Federal securities laws.

1.2           The securities covered by this 10b5-1 Plan are owned free and clear by SVP and are not subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance or any other limitation on disposition, other than those which may have been entered into between SVP and Jefferies or imposed by Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

1.3           While this 10b5-1 Plan is in effect, SVP agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by this 10b5-1 Plan (including, without limitation, with respect to any securities convertible or exchangeable into securities of the Issuer) and agrees not to alter or deviate from the terms of this 10b5-1 Plan.

1 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

1

1.4          SVP agrees that neither it nor any of its affiliates shall, directly or indirectly, communicate any material nonpublic information relating to the Issuer or any of its securities to any employee of Jefferies or its affiliates who is involved, directly or indirectly, in executing this 10b5-1 Plan at any time while this 10b5-1 Plan is in effect. Any notice given to Jefferies pursuant to this 10b5-1 Plan shall be given in accordance with Section 5.3.

1.5          (a)         SVP agrees to provide Jefferies with a certificate dated as of the date hereof and signed by the Issuer substantially in the form of Exhibit C hereto prior to or contemporaneously with the execution of this 10b5-1 Plan.

(b)         SVP agrees to notify Jefferies’ compliance office by telephone at the number set forth in Section 5.3 below as soon as reasonably practicable if SVP or any of its affiliates becomes aware of the occurrence of any legal, contractual or regulatory restriction that is applicable to SVP or SVP’s affiliates, including, without limitation, any restriction related to a merger or acquisition or a public offering requiring an affiliate lock-up, and that would prohibit the Distribution pursuant to this 10b5-1 Plan (other than any such restriction relating to SVP or its affiliates’ possession or alleged possession of material nonpublic information about the Issuer or its securities). Such notice shall indicate the anticipated duration of the restriction but shall not include any other information about the nature of the restriction or its applicability to SVP and shall not in any way communicate any material nonpublic information about the Issuer or its securities to Jefferies.

1.6           The ADS are being distributed pro rata, and without consideration therefor, to SVP’s Partners in accordance with the terms of the Partnership Agreement of SVP. SVP is “closely held” for purposes of the federal securities laws. A period of at least one year (as determined in accordance with paragraph (d) of Rule 144) has elapsed since the date on which the ADS were most recently acquired from the Issuer or from an affiliate of the Issuer and, if acquired by purchase, since the date on which payment of the full purchase price was made. The name and address of each Partner to whom ADS are to be distributed and the number of ADS to be distributed to such Partner are set forth on Exhibits A and B to this 10b5-1 Plan. As soon as possible after the date hereof, SVP shall provide account information for each Partner to which ADS for such Partner are to be distributed. In the event of any transfer by any Partner set forth on Exhibit A of its interest in SVP effected during the Plan Period (as defined below), SVP shall promptly notify Jefferies in writing of the name and address of the successor in interest to such Partner (each a “Succeeding Partner”). No Partner listed on Exhibit A (or any Succeeding Partner thereto) is, and at no time in the past three months has any such Partner been, an “affiliate” of the Issuer within the meaning of paragraph (a)(1) of Rule 144. The Partner listed on Exhibit B to this 10b5-1 Plan (the “Affiliate Partner”) may be deemed to be an “affiliate” of the Issuer. SVP acknowledges that any restrictive legend and stop order in effect with respect to the ADS to be distributed to the Affiliate Partner will continue to be in effect. SVP agrees to complete, execute and deliver to Jefferies a legend removal representation letter dated as of the date hereof substantially in the form of Exhibit D to this 10b5-1 Plan prior to or contemporaneously with the execution of this 10b5-1 Plan. SVP further agrees to arrange for the issuance of a legal opinion to the Issuer’s transfer agent authorizing the removal of any legends from the ADS to be distributed to the Partners listed on Exhibit A (or any Succeeding Partner thereto) to this 10b5-1 Plan and to take such other actions as are necessary to cause the removal of such legends.

2

1.7           There are no legal, contractual or regulatory restrictions applicable to SVP or SVP’s affiliates as of the date hereof that would prohibit SVP from entering into this 10b5-1 Plan or prohibit the Distribution pursuant to this 10b5-1 Plan. The execution and delivery of this 10b5-1 Plan by SVP and the transactions contemplated by this 10b5-1 Plan has been duly authorized by SVP and will not contravene any provision of applicable law or any agreement or other instrument binding on SVP or, to SVP’s knowledge, any of SVP’s affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over SVP or, to SVP’s knowledge, any of SVP’s affiliates.

1.8           SVP has consulted with SVP’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Jefferies or any person affiliated with Jefferies in connection with, SVP’s adoption and implementation of this 10b5-1 Plan. Jefferies has made no representation and has no obligation with respect to whether this 10b5-1 Plan or the transactions contemplated hereby qualify for the affirmative defense provided by Rule 10b5-1. SVP acknowledges that Jefferies is not acting as a fiduciary of or an advisor to SVP.

1.9           SVP agrees, until the earlier of the Distribution Date or the date this 10b5-1 Plan has been terminated, that SVP shall not adopt a plan for trading with respect to securities of the Issuer other than this 10b5-1 Plan.

1.10         (a)          SVP agrees to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act and any similar foreign law, rules or regulations in a timely manner, to the extent any such filings are applicable to SVP, its affiliates or the Partners.

(b)          SVP agrees that SVP shall at all times prior to the earlier of the Distribution Date or the date this 10b5-1 Plan has been terminated, in connection with the performance of this 10b5-1 Plan, comply with all applicable laws, including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

1.11         SVP acknowledges and agrees that SVP does not have, and shall not attempt to exercise, any influence over how, when or whether to effect the Distribution pursuant to this 10b5-1 Plan.

1.12         To SVP’s knowledge, the Issuer’s equity securities are not currently subject to a blackout period, and SVP is not presently aware of the actual or approximate beginning or ending dates of any blackout period regarding such securities.

Article II
Implementation of the 10b5-1 Plan

2.1           SVP hereby appoints Jefferies as its agent to effect the Distribution as described in Section 2.2 of this 10b5-1 Plan. Subject to the terms and conditions hereof, Jefferies hereby accepts such appointment.

3

2.2           Immediately following the earliest trading day during the period starting on [***]2 and ending on [***]3 (the “Plan Period”) on which the closing price for the ADS on such day equals or exceeds the relevant price hurdle set forth on Schedule 1 hereto (the “Distribution Date”); provided that no more than one Distribution shall be made pursuant to this 10b5-1 Plan. On such Distribution Date (or, if later, one business day after the Issuer’s transfer agent delivers unlegended securities to Jefferies), Jefferies shall transfer from the Plan Account (as defined below) to an account in the name of (or for the benefit of) each Partner specified on Exhibit A to this 10b5-1 Plan (or any Succeeding Partner thereto) the number of ADS as reflected on such Exhibit A. With respect to the Affiliate Partner listed on Exhibit B to this 10b5-1 Plan, Jefferies shall, on and after the Distribution Date, deliver to such Affiliate Partner a new, legended certificates representing the ADS to be distributed to them promptly following receipt by Jefferies of such certificates from the Issuer’s transfer agent (to the extent Jefferies receives such certificates from the transfer agent).

2.3           Jefferies shall, within one business day after the transfer referred to in Section 2.2 above, provide the individuals identified in Section 5.3(b) below with confirmation of the Distribution and such other information as SVP may reasonably require in order to permit timely compliance by SVP or its affiliates or Partners, as applicable, with the requirements of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

2.4           The number of ADS to be distributed to each Partner and the closing price threshold in Section 2.2 shall be adjusted automatically on a proportionate basis to take into account any split, reverse split or dividend with respect to the ADS or any change in capitalization with respect to the Issuer that occurs prior to the Distribution Date. SVP shall promptly advise (or cause the Issuer to advise) Jefferies of any such event.

2.5           Jefferies shall not effect the Distribution hereunder at any time when:

(i)          Jefferies, in its sole discretion, has determined that a market disruption, banking moratorium, trading suspension, outbreak or escalation of hostilities or other crisis or calamity has occurred that, in Jefferies’s judgment, make it impracticable for Jefferies to effect the Distribution; or

(ii)         Jefferies, in its reasonable discretion upon consultation with counsel (which may be in-house counsel), has determined that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to SVP or SVP’s affiliates; or

2 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

3 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

4

(iii)        Jefferies has received notice from the SVP of the occurrence of any event contemplated by Section 1.5(b) above; or

(iv)        Jefferies has received notice from SVP to suspend or terminate the 10b5-1 Plan in accordance with Section 3.1(a) below; or

(v)         Jefferies has received notice of the dissolution of SVP or the commencement or impending commencement of any proceedings in respect of or triggered by SVP’s bankruptcy or insolvency; or

(vi)        Jefferies has received notice that the Issuer or any other person has publicly announced a tender or exchange offer with respect to the Issuer’s securities or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer.

2.6           (a)          SVP shall cause the ADS to be distributed pursuant to this 10b5-1 Plan to the Partners listed on Exhibit A to this 10b5-1 Plan (or any Succeeding Partner thereto) to be delegended and deposited into an account at Jefferies in the name of and for the benefit of SVP (the “Plan Account”) prior to the date of this 10b5-1 Plan or as soon as practicable thereafter.

(b)          Prior to the date of this 10b5-1 Plan or as soon as practicable thereafter (and in any event prior to the Distribution Date), SVP shall cause each of its Partners who is to receive ADS in the Distribution to open an account with Jefferies or a third-party broker dealer for purposes of receiving the Distribution.

(c)          To the extent that any ADS remain in the Plan Account upon termination of this 10b5-1 Plan, upon SVP’s request, Jefferies agrees to return such ADS promptly to the Issuer’s transfer agent for re-legending to the extent that such ADS would then be subject to transfer restrictions in the hands of SVP.

2.7           Jefferies shall in no event deliver ADS to any Partner or Affiliate Partner if Jefferies has not been provided with accurate and complete account information for such Partner or Affiliate Partner.

Article III
Termination; Amendment of 10b5-1 Plan

3.1           (a)          This 10b5-1 Plan may be suspended or terminated by SVP at any time upon two days’ prior written notice sent to Jefferies by overnight mail and by facsimile at the address and fax number set forth in Section 5.3 below. SVP agrees that SVP shall not suspend or terminate this 10b5-1 Plan except upon consultation with SVP ‘s own legal advisors.

(b)          This 10b5-1 Plan shall be suspended if Jefferies receives notice of the occurrence of any event contemplated by Section 1.5(b) above.

3.2           SVP agrees that Jefferies will execute this 10b5-1 Plan in accordance with its terms and will not be required to suspend or terminate the Distribution unless Jefferies has received notice from SVP in accordance with Section 3.1 above at least two days prior to the date on which this 10b5-1 Plan is to be suspended or terminated.

5

3.3           This 10b5-1 Plan may be amended by SVP only upon the written consent of Jefferies and receipt by Jefferies of the following documents, each dated as of the date of such amendment:

(i)          a representation signed by the Issuer substantially in the form of Exhibit C hereto; and

(ii)         a certificate signed by SVP certifying that the representations and warranties of SVP contained in this 10b5-1 Plan are true at and as of the date of such certificate as if made at and as of such date.

Article IV
Indemnification; Limitation of Liability

4.1           SVP agrees to indemnify and hold harmless Jefferies and its directors, officers, employees, agents and affiliates (collectively, “Indemnified Persons”) from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim): (i) arising out of or attributable to actions taken or not taken by any of them under this 10b5-1 Plan, except in the case of any claims, losses, damages or liabilities resulting from Jefferies’s or any other Indemnified Person’s gross negligence or willful misconduct; (ii) arising out of or attributable to any breach by SVP of this 10b5-1 Plan (including SVP’s, representations and warranties); or (iii) any violation by SVP of applicable laws or regulations. This indemnification will survive termination of this 10b5-1 Plan.

4.2           Notwithstanding any other provision of this 10b5-1 Plan, neither Jefferies nor any of its directors, officers, employees, agents or affiliates shall be liable to SVP or any other person or entity: (i) as a result of actions taken or not taken by any of them under this 10b5-1 Plan, except in the case of a liability resulting from Jefferies’s gross negligence or willful misconduct; (ii) for special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, including without limitation lost profits or lost savings, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (iii) for any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond Jefferies’ reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God.”

Article V
General

5.1           SVP and Jefferies acknowledge and agree that this 10b5-1 Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

6

5.2           This 10b5-1 Plan constitutes the entire agreement between the parties with respect to this 10b5-1 Plan and supersedes any prior agreements or understandings with regard to the 10b5-1 Plan. If requested, SVP shall execute a standard form account agreement with Jefferies, but in the event of conflict between any provision of such standard form account agreement and this 10b5-1 Plan, the provisions of this 10b5-1 Plan shall control.

5.3           (a)          All notices to Jefferies under this 10b5-1 Plan shall be in writing (unless otherwise specified by this 10b5-1 Plan) and shall be delivered by facsimile, email or courier as follows:

Jefferies LLC
520 Madison Avenue, 16th Floor
New York, NY 10022
Attn: Jeff Lau, Compliance
Telephone: (212) 248-1781
Facsimile: (646) 786-5217
Email: jlau@jefferies.com

With a copy to:

Jefferies LLC
520 Madison Avenue, 13th Floor
New York, NY 10022
Attention: General Counsel
Email: msharp@jefferies.com

(b)          All notices to SVP under this 10b5-1 Plan shall be in writing and given to SVP in the manner specified by this 10b5-1 Plan by facsimile, email, or courier as follows:

Sofinnova Venture Partners IX, L.P.
3000 Sand Hill Road, Suite 4-250
Menlo Park, CA 94025
Attn: Nathalie Auber
Telephone: (650) 681-8436
Facsimile: (650) 322-2037
Email: auber@sofinnova.com

with a copy to:

Sofinnova Venture Partners IX, L.P.
3000 Sand Hill Road, Suite 4-250
Menlo Park, CA 94025
Attn: Hooman Shahlavi
Telephone: (650) 681-8430
Facsimile: (650) 322-2037
Email: hooman@sofinnova.com

7

(c)          All such notices and communications may be directed to such other or additional persons or such other addresses for any party or person as may be specified by like notice.

5.4           This 10b5-1 Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

5.5           If any provision of this 10b5-1 Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this 10b5-1 Plan will continue and remain in full force and effect.

5.6           This 10b5-1 Plan shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

[Remainder of page intentionally left blank]

8

IN WITNESS WHEREOF, the undersigned have signed this 10b5-1 Plan as of the date first written above.

Jefferies LLC

By:

Name:

Title:

Sofinnova Venture Partners IX, L.P.

By:	Sofinnova Management IX, L.L.C.
Its:	General Partner

By:

Name:

Title:

[Signature Page to SVP 10B5-1 Plan]

SCHEDULE I

10B5-1 PLAN PARAMETERS

10b5-1 Plan parameters –
12/21/2018

Start Date	End Date	Share Type	Share quantity	Price hurdle
[***][4]	[***][5]	ADS	[***][6]	[***][7]
[***][8]	[***][9]	ADS	[***][10]	[***][11]
[***][12]	[***][13]	ADS	[***][14]	[***][15]

4 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

5 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

6 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

7 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

8 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

9 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

10 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

11 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

12 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

13 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

14 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

15 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

S-1

Plan filed by Dec 21, 2018
Plan end date [***]16

16 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

S-2

EXHIBIT A

PARTNERS WHO ARE NOT AFFILIATE PARTNERS

Partner and Address	Number of ADS to be Distributed
[***][17]	[***][18]
[***][19]	[***][20]
[***][21]	[***][22]
[***][23]	[***][24]
[***][25]	[***][26]

17 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

18 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

19 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

20 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

21 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

22 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

23 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

24 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

25 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

26 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

A-1

Partner and Address	Number of ADS to be Distributed
[***][27]	[***][28]
[***][29]	[***][30]
[***][31]	[***][32]
[***][33]	[***][34]

27 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

28 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

29 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

30 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

31 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

32 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

33 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

34 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

A-2

Partner and Address	Number of ADS to be Distributed
[***][35]	[***][36]
[***][37]	[***][38]
[***][39]	[***][40]
[***][41]	[***][42]
[***][43]	[***][44]

35 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

36 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

37 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

38 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

39 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

40 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

41 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

42 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

43 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

44 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

A-3

Partner and Address	Number of ADS to be Distributed
[***][45]	[***][46]
[***][47]	[***][48]
[***][49]	[***][50]
[***][51]	[***][52]
[***][53]	[***][54]

45 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

46 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

47 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

48 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

49 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

50 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

51 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

52 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

53 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

54 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

A-4

Partner and Address	Number of ADS to be Distributed
[***][55]	[***][56]
[***][57]	[***][58]
[***][59]	[***][60]
[***][61]	[***][62]

55 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

56 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

57 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

58 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

59 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

60 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

61 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

62 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

A-5

Partner and Address	Number of ADS to be Distributed
[***][63]	[***][64]
[***][65]	[***][66]
[***][67]	[***][68]
[***][69]	[***][70]
[***][71]	[***][72]

63 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

64 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

65 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

66 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

67 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

68 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

69 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

70 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

71 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

72 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

A-6

Partner and Address	Number of ADS to be Distributed
[***][73]	[***][74]
[***][75]	[***][76]
[***][77]	[***][78]
[***][79]	[***][80]
[***][81]	[***][82]

73 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

74 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

75 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

76 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

77 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

78 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

79 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

80 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

81 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

82 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

A-7

Partner and Address	Number of ADS to be Distributed
[***][83]	[***][84]
[***][85]	[***][86]
[***][87]	[***][88]
[***][89]	[***][90]

83 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

84 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

85 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

86 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

87 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

88 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

89 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

90 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

A-8

Partner and Address	Number of ADS to be Distributed
[***][91]	[***][92]
[***][93]	[***][94]
[***][95]	[***][96]
[***][97]	[***][98]
[***][99]	[***]100

91 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

92 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

93 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

94 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

95 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

96 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

97 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

98 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

99 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

100 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

A-9

Partner and Address	Number of ADS to be Distributed
[***]101	[***]102
[***]103	[***]104
[***]105	[***]106
[***]107	[***]108
[***]109	[***]110

101 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

102 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

103 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

104 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

105 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

106 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

107 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

108 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

109 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

110 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

A-10

Partner and Address	Number of ADS to be Distributed
[***]111	[***]112
[***]113	[***]114
[***]115	[***]116
[***]117	[***]118

111 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

112 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

113 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

114 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

115 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

116 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

117 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

118 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

A-11

EXHIBIT B

AFFILIATE PARTNER

Partner and Address	Number of ADS to be Distributed
[***]119	[***]120

119 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

120 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

B-1

EXHIBIT C

Issuer Representation

(i)       Ascendis Pharma A/S (the “Issuer”) represents that it has received, reviewed and retained a copy of the Rule 10b5-1 Partnership Distribution Plan, dated as of December 21, 2018 (the “10b5-1 Plan”), between Sofinnova Venture Partners IX, L.P. (“SVP”) and Jefferies LLC (“Jefferies”) relating to the American Depositary Shares representing Ordinary Share (the “ADS”) of the Issuer; provided, however, that the Issuer makes no representation or warranty concerning the 10b5-1 Plan or whether it complies with Rule 10b5-1 or any other applicable laws or regulations.

(ii)       The Issuer believes that the Distribution by SVP pursuant to the 10b5-1 Plan will not violate the Issuer’s insider trading policies currently in effect, and to the Issuer’s knowledge there are no legal, contractual or regulatory restrictions applicable to SVP or SVP’s affiliates as of the date of this representation that would prohibit SVP from entering into the 10b5-1 Plan or prohibit the Distribution pursuant to the 10b5-1 Plan.

(iii)       Upon delivery to the Issuer on an executed representation letter substantially in the form of Exhibit D to the 10b5-1 Plan, the Issuer will within a commercially reasonable time authorize its transfer agent to remove any legends or stop orders with respect to the Partners listed on Exhibit A to the 10b5-1 Plan, or any successor in interest to such Partners.

Dated: As of December 21, 2018

Ascendis Pharma A/S

By:

Name:

Title:

C-1

EXHIBIT D

Legend Removal Representation Letter

Date: _________________

Ascendis Pharma A/S
Tuborg Boulevard 12
DK-2900 Hellerup
Denmark
Attention: Michael Wolff Jensen

Dear Sir:

Sofinnova Venture Partners IX, L.P. (the “Partnership”) is the owner of [***]121 American Depositary Shares representing Ordinary Shares (the “ADS”) of Ascendis Pharma A/S (the “Company”) and intends to make a pro rata distribution of the ADS, without consideration therefor, to the partners of the Partnership (collectively, the “Partners”). The ADS are presently subject to transfer restrictions, and the Partnership desires to remove such restrictions in order to effect the distribution of the ADS.

The Partnership hereby represents, warrants and agrees that:

(i)	The certificate(s) evidencing the ADS (the “Certificate”) are as follows:

Certificate Number	Date	Number of Registered ADS	Holder

If the Certificate represents a greater number of ADS than those proposed to be transferred at this time, it is understood that a new certificate for the balance of the ADS which are not to be transferred will be sent to the Partnership with the same restrictive legend as is currently affixed to the Certificate.

(ii)       The ADS are “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended. A period of at least one year (as determined in accordance with paragraph (d) of Rule 144) has elapsed since the date on which the ADS were most recently acquired from the Company or from an affiliate of the Company and, if acquired by purchase, since the date on which payment of the full purchase price was made.

121 CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

D-1

(iii)       For the purpose of the representations contained herein, “Partnership” shall include all of the persons listed in clauses (i), (ii) and (iii) of paragraph (a)(2) of Rule 144.

(iv)       The Company is not, and has never been, a “shell company,” as described in paragraphs (i)(1)(i) and (ii) of Rule 144.

(v)       The ADS are being distributed pro rata, and without consideration therefor, to the Partners. The Partnership is “closely held” for purposes of the federal securities laws and the Partnership has fewer than 100 partners.

(vi)       No Partner that would receive ADS from the Partnership without a restrictive legend is, and at no time in the past three months has any such Partner been, an “affiliate” of the Company within the meaning of paragraph (a)(1) of Rule 144. The Partnership acknowledges that the restrictive legend and stop order in effect with respect to the ADS to be distributed to the partners of the Partnership that may be deemed to be an “affiliate” of the Company will continue to be in effect.

The Company, its counsel and its transfer agent may rely upon the statements, representations and warranties made herein as if this letter had been addressed to them.

Very truly yours,

Sofinnova Venture Partners IX, L.P.

By:	Sofinnova Management IX, L.L.C.
Its:	General Partner

By:

Name:

Title:

D-2